AlMax Financial Solutions, L.L.C.
Statement of Operations
Year Ended December 31, 2015

Revenues	
Commissions	$ 164,266
Dividend income	1
Total revenues	164,267
Operating Expenses	
Commissions	107,711
Professional fees	25,191
Registration fees and assessments	5,438
Insurance	1,095
Rent	6,000
Other administrative expenses	30,367
Total Operating Expenses	175,802
Net Loss	$ (11,535)

See accompanying notes to the financial statements.